FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month December 2015 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        On December 9, 2015 the Registrant Announces Participating at IC CAD 2015 to Support its Fast Growth in China and Showcase its Manufacturing Capabilities in the Asia Pacific Region

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: December 9, 2015	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz to Participate at IC CAD 2015 to Support its Fast Growth in China and Showcase its Manufacturing Capabilities in the Asia Pacific
Region

Announces availability of its advanced Power, Analog, and CMOS Image Sensor technologies at TowerJazz and TPSCo Worldwide
Manufacturing Facilities

MIGDAL HA’EMEK, Israel and UOZU CITY, Japan, December 9, 2015 – TowerJazz, the global specialty foundry leader, today announced participation at IC CAD on December 10-11, 2015 to support its increasing business and growth in China and showcase its focus to support the growing needs of its Asia Pacific customers. In addition, TowerJazz will highlight its extended manufacturing capabilities and the availability of its advanced power, analog and CMOS image sensor (CIS) technologies at TowerJazz Panasonic Semiconductor Co., Ltd. (TPSCo), the leading analog foundry in Japan.

At IC CAD, TPSCo’s Manager of Design Enablement, Naoki Okada will present, “Japanese Quality Serves China Market from Three Fabs with Pure Foundry Service,” and will focus on TowerJazz and TPSCo’s expanding presence in China and the APAC markets, providing leading technology with strong IP protection and strong local support. TowerJazz will exhibit in booth A32-33 to showcase the companies’ advanced specialty technologies and expanded manufacturing capabilities.

TowerJazz’s and TPSCo’s process offerings include front-end module (FEM) development, highly integrated 700V technology to meet the green standards for BLDC motor drivers and industrial LED lighting, 0.18um BCD with scalable LDMOS for Energy Harvesting, DC-DC converters and LED backlighting.  TPSCo also offers CIS technology in 65nm on 300mm wafers with a variety of pixels including the 1.12um pixel used for 8Mp and 13Mp sensors for the smart phone camera market and larger pixels for security and high end DSLR markets including sensors with >150Mp count. In addition, they offer CIS technology on their 110nm technology with state of the art global shutter pixels at various sizes for the industrial and machine vision markets.

“IC CAD is the premier event to further demonstrate our dedication to the China market and to make potential China customers aware of the availability of TowerJazz’s power and CIS technology in TPSCo’s three fabs in Japan. TowerJazz’s China region business is expanding very fast with 2015 year over year growth of 67% and forecast for continuous strong growth in 2016. As such, we are placing great focus and resources on supporting and meeting the needs of Mainland China, Hong Kong and the APAC region,” said Lei Qin, China Country Manager, TowerJazz.

About TowerJazz Panasonic Semiconductor Co.
TowerJazz Panasonic Semiconductor Co., Ltd. (TPSCo) was established by Panasonic Corporation (NASDAQ ADS: PCRFY, TYO: 6752), 51% of which was acquired by Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and 49% of which is now held by Panasonic Semiconductor Solutions Co., Ltd. TPSCo has three manufacturing facilities in Hokuriku, Japan which have been producing large scale integrated circuits for over 30 years. Areas of process technology focus include: high dynamic range image sensors (CIS and CCD), integrated power devices (BCD, SOI, and LDMOS) and high frequency silicon RFCMOS.  With over 120 qualified silicon process flows on 200mm and 300mm wafers from super micron to 45nm as well as internal back end processing, assembly and test services, TPSCo provides both IDMs and fabless companies with unparalleled semiconductor manufacturing quality and technology, including in-house turnkey services.  For more information, please visit https://www.tpsemico.com/.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.  For more information, please visit www.towerjazz.com.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

TowerJazz Asia-Pacific Company Contact: Shoko Saimiya | 81-795-23-6609 | saimiya@towerjazz.com
TPSCo Company Contact: Tomoko Aiyama l +81-765-22-9945 l aiyama.tomoko@tpsemico.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com